AB 3/10

UNIT
SECURITIES AND E
Washington, D.C. 20549

09059015

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFA Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Ocean Avenue, 11th Floor
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Henderson, Vice President and Controller (512)306-7647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 West 6th Street, Suite 1800 (Address) Austin (City) TX (State) 78701 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/12

OATH OR AFFIRMATION

I, Julie Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFA Securities Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of Texas
County of Travis
Sworn to (or affirmed) and signed before me this 26th day of February, 2009, by Julie Henderson, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Kristen Michelle Smith
Notary Public

Signature

Julie Henderson, Vice President and Controller
Title

KRISTEN MICHELLE SMITH
Notary Public, State of Texas
My Commission Expires
September 19, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFA Securities Inc.

(A wholly owned subsidiary of Dimensional Fund Advisors LP)

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of
the Securities and Exchange Commission
December 31, 2008

DFA Securities Inc.
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Index
December 31, 2008

Note: Supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 West 6th Street, Suite 1800
Austin TX 78701
Telephone (512) 477 1300
Facsimile (512) 477 8681

Report of Independent Auditors

To the Board of Directors and Shareholders of DFA Securities Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of DFA Securities Inc. (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2009

DFA Securities Inc.
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statement of Financial Condition
December 31, 2008

Assets		
Investment in affiliated mutual fund	$	86,337
Stockholder's Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	$	1,000
Additional paid-in capital		85,800
Deficit		(463)
Total stockholder's equity	$	86,337

The accompanying notes are an integral part of these financial statements.

DFA Securities Inc.
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statement of Operations
December 31, 2008

Income		
Investment income	$	3,431
Expenses		
Legal		2,543
Income before provision for income taxes		888
Provision for income taxes		800
Net income	$	88

The accompanying notes are an integral part of these financial statements.

DFA Securities Inc.
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statement of Changes in Stockholder's Equity
December 31, 2008

	Common Stock Par Value	Capital in Excess of Par Value	Deficit	Total Stockholder's Equity
Balance at December 31, 2007	$ 1,000	$ 85,800	$ (551)	$ 86,249
Capital contribution	-	-	-	-
Net income	-	-	88	88
Balance at December 31, 2008	$ 1,000	$ 85,800	$ (463)	$ 86,337

The accompanying notes are an integral part of these financial statements.

DFA Securities Inc.
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statement of Cash Flows
December 31, 2008

Cash flows used in operating activities		
Net income	$	88
Adjustment to reconcile net loss to net cash used in operating activities		
Investment in affiliated mutual fund		751
Unrealized gain on investments		(839)
Net cash flows used in operating activities		-
Net change in cash		-
Beginning of year		-
End of year	$	-
Cash		

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

DFA Securities Inc. (the "Company"), a Delaware corporation, is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority. The Company is a wholly-owned subsidiary of Dimensional Fund Advisors LP (the "Parent"), a registered investment advisor under the Investment Advisors Act of 1940, as amended.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Act.

In accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* the investment in the DFA One-year Fixed Income Portfolio Mutual Fund (the "Fund") is classified as trading and carried at fair market value, which is the Fund's net asset value per share. At December 31, 2008, unrealized gains and losses were included in earnings. Investment income includes dividends and distributions received from the Fund and any unrealized appreciation or depreciation. Dividends and distributions from the Fund are recorded on the ex-dividend date.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157") on January 1, 2008. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as either observable or unobservable. Observable inputs reflect assumptions that market participants would use in pricing an asset or liability based on market data obtained from independent sources. Unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.
Level 3	Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

The following is a summary of the inputs used to value the Company's investments as of December 31, 2008:

Valuation inputs	**Investments in Affiliated Mutual Fund**
Level 1	$ 86,337

As of January 1, 2008, there were no fair value measurements using Level 3 inputs.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Income Taxes

The Parent is an S-Corporation for income tax purposes and the Company has elected to be treated as a Q-Sub and included in the Parent's income tax returns. As an S-Corporation, the Parent is not subject to federal income tax at the corporate level as its income is allocated and reported on its stockholders' individual income tax returns. Accordingly, no liability or provision for federal income taxes attributable to S–Corporation operations is included in the accompanying financial statements. The provision for income taxes in the accompanying statement of operations represents California state franchise tax.

3. Related Party Transactions

During the year ended December 31, 2008, the Parent provided investment management services to the Fund invested in by the Company.

The Company has distribution agreements with registered investment companies advised by the Parent, whereby the Company supervises the sale and redemption of mutual fund shares. Pursuant to a separate agreement between the Company and the Parent, the Parent pays for all operating expenses incurred by the Company except for certain legal expenses. For the year ended December 31, 2008, total expenses paid by the Parent on behalf of the Company were approximately $140,967.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Act, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $78,567, which was $53,567 in excess of its required net capital of $25,000 and was in compliance with net capital requirements.

5. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recognized as a tax expense in the current year. Adoption of FIN 48 for non-public enterprises is required for fiscal years beginning after December 15, 2008. As of December 31, 2008, management has not completed their analysis on whether the adoption of FIN 48 will have an impact on the financial statements of the Company.

Supplemental Schedule

DFA Securities Inc.
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Supplementary Information
December 31, 2008
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

Net capital		
Stockholder's equity	$	86,337
Deductions		
Haircut on mutual fund shares		7,770
Net capital		78,567
Minimum net capital requirement		25,000
Excess net capital	$	53,567

Note: There are no differences between this computation of net capital and the corresponding computation prepared by the Company in its unaudited FOCUS Report as of December 31, 2008.

DFA Securities Inc.
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Supplementary Information
December 31, 2007
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

The Company claims exemption from the provisions of Rule 15c3-3 under paragraph (k)(1) of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 West 6th Street, Suite 1800
Austin TX 78701
Telephone (512) 477 1300
Facsimile (512) 477 8681

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of DFA Securities Inc.:

In planning and performing our audit of the financial statements of DFA Securities Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company

PRICEWATERHOUSECOOPERS

has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2009

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- ✓ (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] 1-6-09

Authorized Signature/Title Date

SIPC-3 2009

8-027006 FINRA DEC

DFA SECURITIES INC
ATTN CATHERINE NEWEL
1299 OCEAN AVE
SANTA MONICA, CA 90401

COPY

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈00000003⑈ ⑆000027006⑆ 0000 2009⑈

Form SIPC-3

RECEIVED JAN 08 2009 MEMBERSHIP AND FINANCE S.I.P.C.

FY 2009

8-027006 FINRA DEC

DFA SECURITIES INC

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2009** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- ✓ (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.